September 12, 2024

Michael Nierenberg
Chief Executive Officer
Great Ajax Corp.
799 Broadway
New York, NY 10003

       Re: Great Ajax Corp.
           Registration Statement on Form S-3
           Filed September 6, 2024
           File No. 333-281986
Dear Michael Nierenberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jordan M. Rosenbaum, Esq.